Exhibit 99.2

NOTICE OF REDEMPTION

TO THE HOLDERS OF
TRENCH ELECTRIC S.A.
TRENCH INC.
$160,000,000 10¼% Senior Subordinated Notes Due 2007 (the “Notes”)
Issued December 16, 1997
ISIN No: 894851AB03
CUSIP No: 894851AB0

     NOTICE IS HEREBY GIVEN THAT, pursuant to the terms of the Notes and the provisions of Article 3 of the indenture, dated as of December 16, 1997 (the “Indenture”), by and among Trench Electric S.A., a company organized under the laws of Luxembourg (“TE”), Trench Inc., a company organized under the laws of New Brunswick (“TI”, and together with TE, the “Issuers”), Trench Electric B.V., a private company with limited liability organized under the laws of the Netherlands (the “Company”), Trench Limited, a New Brunswick corporation, Haefely Trench AG (now known as Trench Switzerland AG), a Swiss corporation, Haefely Trench Austria GmbH (now known as Trench Austria GmbH), an Austrian corporation, Haefely Trench MWB GmbH (now known as Trench Germany GmbH), a German corporation (collectively, the “Subsidiary Guarantors”, and together with the Company, the “Guarantors”) and The Chase Manhattan Bank (now known as JPMorgan Chase Bank), a New York banking corporation (the “Trustee”), the Issuers will redeem on August 7, 2004 (the “Redemption Date”) all outstanding Notes in the aggregate principal amount of $160,000,000, pursuant to Section 3.07 of the Indenture and the first paragraph of Section 5 of the Notes. Terms used herein and not defined shall have the meanings given to them in the Indenture.

     The redemption price for each Note shall be 103.417% of the principal amount thereof (the “Redemption Price”). Accrued and unpaid interest thereon from June 15, 2004 to the Redemption Date shall also be payable. Accordingly, the amount payable for each $1000 principal amount of the Notes shall be $1048.97555556, which is the sum of (x) the Redemption Price thereof (or $1034.17) and (y) 52 days of accrued and unpaid interest thereon (or $14.8055556).

     The Issuers will deposit with the Paying Agent the funds required for the redemption of the Notes on August 6, 2004. Unless the Issuers and the Guarantors default in making the redemption payment, or the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture, interest on the Notes shall cease to accrue and the Notes will cease to be outstanding on and after the Redemption Date, and all rights with respect to the Notes will cease except the right of the Holders thereof to receive the Redemption Price plus accrued and unpaid interest to the Redemption Date.

     The Notes must be surrendered for payment to the Paying Agent to collect the Redemption Price and accrued interest at the address below:

By Mail	By Hand	By Courier
JPMorgan Chase Bank Institutional Trust Services P.O. Box 2320 Dallas, TX 75221-2320	JPMorgan Chase Bank GIS Unit Trust Window 4 New York Plaza, 1st Floor New York, NY 10004	JPMorgan Chase Bank Institutional Trust Services 2001 Bryan Street-9th Floor Dallas, TX 75201

     Under the provisions of the U.S. Economic Growth and Tax Relief Reconciliation Act of 2001, paying agents making payments of interest or principal on securities may be obligated to withhold a 28% tax from remittance to individuals who have failed to furnish the paying agent with a valid taxpayer identification number. Holders of the Notes who wish to avoid the withholding of the tax should submit certified taxpayer identification numbers when surrendering their Notes for payment.

     The Issuers and Trustee shall not be responsible for the selection or use of the CUSIP or ISIN number referred to above, nor is any representation made as to the correctness or accuracy of any such number printed on the Notes or as indicated in this Notice of Redemption or any other notice of redemption. Any such CUSIP or ISIN number is included solely for the convenience of the Holders.

     The Issuers have notified the Trustee that as of July 2, 2004, a Change of Control occurred. Upon the occurrence of a Change of Control, each Holder is entitled, subject to the conditions and pursuant to the procedures set forth in the Indenture, to require the Issuers to repurchase all or any portion of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The Issuers have determined to redeem the Notes as set forth in this Notice of Redemption at a redemption price equal to 103.417% of the principal amount of the Notes plus accrued and unpaid interest to the Redemption Date in lieu of commencing an offer to purchase the Notes as a result of the Change of Control. If the Issuers had chosen to commence such an offer, the Issuers would have been required to notify the Holders of such offer within 30 days following the Change of Control and purchase the Notes in accordance with the terms and conditions set forth in the Indenture.

     Please direct any questions regarding this Notice of Redemption to JPMorgan Chase Bank, at www.chase.com/bondholders or 1-800-275-2048. Questions regarding the Change of Control should be directed to Michael J. Bissell at +44 14235 31000.

TRENCH ELECTRIC S.A. TRENCH INC.
	By:	JPMORGAN CHASE BANK, as Trustee

Dated: July 6, 2004